Exhibit 1.3
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 28, 2009

RESEARCH IN MOTION LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND FISCAL YEAR ENDED FEBRUARY 28, 2009
April 7, 2009
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Research In Motion Limited (“RIM” or the “Company”) for the fiscal year ended February 28, 2009. The Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).
All financial information herein is presented in United States dollars, unless otherwise indicated.
RIM has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the fiscal year ended February 28, 2009 and up to and including April 7, 2009.
Additional information about the Company, including the Company’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
Special Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:
•	the Company’s expectations regarding the average selling price (“ASP”) of its BlackBerry devices;

•	the Company’s estimates regarding revenue sensitivity for the effect of a change in ASP;

•	the Company’s expectations regarding gross margins and operating expenses;

•	the Company’s estimates regarding its effective tax rate;

•	the Company’s expectations relating to the effect of the enactment by the Government of Canada of legislative proposals to implement amendments to the Income Tax Act (Canada) with respect to the functional currency tax reporting rules;

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	the Company’s expectations with respect to the sufficiency of its financial resources.
The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
appropriate in the circumstances. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F:
•	third-party claims for infringement of intellectual property rights by RIM and the outcome of any litigation with respect thereto;

•	RIM’s ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

•	RIM’s ability to obtain rights to use software or components supplied by third parties;

•	reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

•	RIM’s ability to enhance current products and develop new products;

•	RIM’s ability to establish new, and to build on existing, relationships with its network carrier partners and distributors;

•	RIM’s dependence on its carrier partners to grow its BlackBerry subscriber account base;

•	RIM’s dependence on a limited number of significant customers;

•	the efficient and uninterrupted operation of RIM’s network operations center and the networks of its carrier partners;

•	the occurrence or perception of a breach of RIM’s security measures, or an inappropriate disclosure of confidential or personal information;

•	RIM’s ability to manage production facilities and its reliance on third-party manufacturers for certain products;

•	RIM’s reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis or in sufficient quantities;

•	the continued quality and reliability of RIM’s products and services;

•	risks associated with RIM’s expanding foreign operations;

•	restrictions on import and use of RIM’s products in certain countries due to encryption of the products and services;

•	foreign exchange risks;

•	effective management of growth and ongoing development of RIM’s service and support operations;

•	risks associated with acquisitions, investments and other business initiatives;

•	intense competition within RIM’s industry, including the possibility that strategic transactions by RIM’s competitors or carrier partners could weaken RIM’s competitive position or that RIM may be required to reduce its prices to compete effectively;

•	dependence on key personnel and RIM’s ability to attract and retain key personnel;

•	reliance on third-party network infrastructure developers and software platform vendors;

•	changes in interest rates affecting RIM’s investment portfolio and the creditworthiness of its investment portfolio;

•	government regulation of wireless spectrum and radio frequencies;

•	continued use and expansion of the Internet;

•	regulation, certification and health risks, and risks relating to the misuse of RIM’s products;

•	tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM’s worldwide operations;

•	difficulties in forecasting RIM’s quarterly financial results and the growth of its subscriber base; and

•	risks related to RIM’s historical stock option granting practices.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Overview
RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information, including email, phone, short messaging service, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless solution, and other software and hardware. The Company’s sales and marketing efforts include collaboration with strategic partners and distribution channels to promote the sale of its products and services as well as its own supporting sales and marketing teams.
Sources of Revenue
RIM’s primary revenue stream is generated by the BlackBerry wireless solution, which includes sales of BlackBerry wireless devices, software and service. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft® Outlook®, IBM ® Lotus Notes®, Novell® GroupWise®, MSN®/Hotmail, Yahoo! Mail®, POP3/ISP email and others.
RIM generates hardware revenues from sales, primarily to carriers, of BlackBerry wireless devices, which provide users with the ability to send and receive wireless messages and data. RIM’s BlackBerry wireless devices also incorporate a mobile phone, a personal information manager (“PIM”) including contact, calendar, tasks and memo functionality, which can synchronize with the user’s desktop PIM system, and web-browsing capability. Certain BlackBerry devices also include multimedia capabilities.
RIM generates service revenues from billings to its BlackBerry subscriber account base primarily from a monthly infrastructure access fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber. The BlackBerry subscriber account base is the total of all subscriber accounts that have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts and determines whether each subscriber account should have an active status. Each carrier is charged a service fee for each subscriber account each month, with substantially all of such service fees having no regard to the amount of data traffic that the subscriber account passes over the BlackBerry architecture. If a carrier instructs RIM to deactivate a subscriber account, then RIM no longer includes that subscriber account in its BlackBerry subscriber account base and ceases billing the carrier with respect to such account from the date of notification of its deactivation. On a quarterly basis, RIM may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is, however, each carrier’s responsibility to report changes to its subscriber account status on a timely basis to RIM. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM’s subscriber base and should not be relied upon as an indicator of RIM’s financial performance. The number of

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
subscriber accounts does not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar metrics presented by other companies.
An important part of RIM’s BlackBerry wireless solution is the software that is installed on corporate server level, and in some cases on personal computers. Software revenues include fees from (i) licensing RIM’s BlackBerry Enterprise Server™ (“BES”) software; (ii) client access licenses (“CALs”), which are charged for each subscriber using the BlackBerry service via a BES; (iii) maintenance and upgrades to software; and (iv) technical support.
RIM also offers the BlackBerry Connect™ Licensing Program, which enables leading device manufacturers to equip their devices with BlackBerry functionality, in order that users and organizations can connect to BlackBerry wireless services on a broader selection of devices and operating systems. BlackBerry Connect technology enables a variety of leading manufacturers to take advantage of proven BlackBerry architecture to automatically deliver email and other data to a broader choice of wireless devices, operating systems and email applications.
Revenues are also generated from sales of accessories, repair and maintenance programs and non-recurring engineering services (“NRE”).
Fiscal 2009 Operating Results — Executive Summary
The following table sets forth certain consolidated statement of operations data, for the periods indicated, as well as certain consolidated balance sheet data, as at February 28, 2009, March 1, 2008 and March 3, 2007 in thousands of dollars, except for per share amounts.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	As at and for the Fiscal Year Ended
			Change		Change
	February 28, 2009	March 1, 2008	2009/2008	March 3, 2007	2008/2007
	(in thousands, except for per share amounts)

Revenue	$11,065,186	$6,009,395	$5,055,791	$3,037,103	$2,972,292
Cost of sales	5,967,888	2,928,814	3,039,074	1,379,301	1,549,513

Gross margin	5,097,298	3,080,581	2,016,717	1,657,802	1,422,779

Expenses
Research and development	684,702	359,828	324,874	236,173	123,655
Selling, marketing and administration	1,495,697	881,482	614,215	537,922	343,560
Amortization	194,803	108,112	86,691	76,879	31,233

Sub-total	2,375,202	1,349,422	1,025,780	850,974	498,448

Income from operations	2,722,096	1,731,159	990,937	806,828	924,331
Investment income	78,267	79,361	(1,094)	52,117	27,244

Income before income taxes	2,800,363	1,810,520	989,843	858,945	951,575
Provision for income taxes (1)	907,747	516,653	391,094	227,373	289,280

Net income	$1,892,616	$1,293,867	$598,749	$631,572	$662,295

Earnings per share (2)
Basic	$3.35	$2.31	$1.04	$1.14	$1.17

Diluted	$3.30	$2.26	$1.04	$1.10	$1.16

Weighted-average number of shares outstanding (000’s)
Basic	565,059	559,778		556,059
Diluted	574,156	572,830		571,809

Total assets	$8,101,372	$5,511,187	$2,590,185	$3,088,949	$2,422,238
Total liabilities	$2,227,244	$1,577,621	$649,623	$605,449	$972,172
Total long-term liabilities	$111,893	$103,190	$8,703	$58,874	$44,316
Shareholders’ equity	$5,874,128	$3,933,566	$1,940,562	$2,483,500	$1,450,066
Notes:

(1)	Provision for income taxes includes the negative impact of fluctuations of the Canadian dollar relative to the U.S. dollar in fiscal 2009 of approximately $99.7 million. See “Non-GAAP Financial Measures” on page 35.

(2)	Basic and diluted earnings per share and basic and diluted weighted-average number of shares outstanding for fiscal 2009, fiscal 2008 and fiscal 2007, as presented in the table above, reflect the 3-for-1 stock split implemented by way of a stock dividend that was paid in the second quarter of fiscal 2008.
The following table sets forth certain consolidated statement of operations data expressed as a percentage of revenue for the periods indicated:

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	For the Fiscal Year Ended
			Change		Change
	February 28, 2009	March 1, 2008	2009/2008	March 3, 2007	2008/2007

Revenue	100.0%	100.0%	—	100.0%	—
Cost of sales	53.9%	48.7%	5.2%	45.4%	3.3%

Gross margin	46.1%	51.3%	(5.2%)	54.6%	(3.3%)

Expenses
Research and development	6.2%	6.0%	0.2%	7.8%	(1.8%)
Selling, marketing and administration	13.5%	14.7%	(1.2%)	17.7%	(3.0%)
Amortization	1.8%	1.8%	—	2.5%	(0.7%)

	21.5%	22.5%	(1.0%)	28.0%	(5.5%)

Income from operations	24.6%	28.8%	(4.2%)	26.6%	2.2%
Investment income	0.7%	1.3%	(0.6%)	1.7%	(0.4%)

Income before income taxes	25.3%	30.1%	(4.8%)	28.3%	1.8%
Provision for income taxes	8.2%	8.6%	(0.4%)	7.5%	1.1%

Net income	17.1%	21.5%	(4.4%)	20.8%	0.7%

Revenue for fiscal 2009 was $11.07 billion, an increase of $5.06 billion, or 84.1%, from $6.01 billion in fiscal 2008. The number of BlackBerry devices sold increased by approximately 12.2 million, or 88.7%, to approximately 26.0 million in fiscal 2009, compared to approximately 13.8 million in fiscal 2008. Device revenue increased by $4.32 billion, or 90.6%, to $9.09 billion, reflecting primarily the higher number of devices sold. Service revenue increased by $541.9 million to $1.40 billion, reflecting the increase of approximately 11 million net new BlackBerry subscriber accounts since the end of fiscal 2008. Software revenue increased by $17.5 million to $251.9 million in fiscal 2009 and Other revenue increased by $175.3 million to $321.0 million in fiscal 2009.
The Company’s net income for fiscal 2009 was $1.89 billion, an increase of $598.7 million, or 46.3%, compared to net income of $1.29 billion in fiscal 2008. Basic earnings per share (“basic EPS”) was $3.35 and diluted earnings per share (“diluted EPS”) was $3.30 in fiscal 2009 compared to $2.31 basic EPS and $2.26 diluted EPS in fiscal 2008, a 46.0% increase when compared to fiscal 2008.
The $598.7 million increase in net income in fiscal 2009 primarily reflects an increase in gross margin in the amount of $2.02 billion, resulting primarily from the increased number of device shipments, which was partially offset by the decrease of consolidated gross margin percentage and by an increase of $1.33 billion in the Company’s investment in research and development, selling, marketing and administration expenses and provision for income taxes, which included the negative impact of $99.7 million due to the significant depreciation of the Canadian dollar relative to the U.S. dollar in the fiscal year. See “Income Taxes”.
On February 11, 2009, the Company issued a press release updating its forecast of its net new subscriber accounts and reaffirming its financial guidance of its revenue, gross margin and EPS for the fourth quarter of

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
fiscal 2009. A copy of the press release is available on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.
A more comprehensive analysis of these factors is contained in “Results of Operations”.
Critical Accounting Policies and Estimates
General
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.
The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit Committee and are set out below. The Company’s significant accounting policies are described in Note 1 to the Consolidated Financial Statements. Except as noted below, there have not been any changes to the Company’s critical accounting policies and estimates during the past three fiscal years.
Revenue recognition
The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectability is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each major category of revenue.
Devices
Revenue from the sale of BlackBerry devices is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition (“SOP 97-2”).
Provisions are made at the time of sale for warranties, royalties, price protection, rebates and estimated product returns. If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. If future returns are higher than estimated, they would result in a reduction of revenue. To date, returns of devices and other products have been negligible. Price protection is recorded based on management’s estimate of future price reductions and certain agreed customer inventory levels. To date, the impact of price protection has been negligible. Should the actual experience of price reductions in the future be greater than the Company’s historical pattern, it would lead to a reduction in revenue. Rebates and the costs of incentive programs are recorded

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
as a reduction of revenue based on historical experience. If the actual volumes applicable to the rebates and incentive programs in place increase or if additional incentives are provided to customers, this would result in a decrease in device revenue.
Service
Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue. See “Sources of Revenue” for more information on the calculation of the number of subscriber accounts.
Software
Revenue from licensed software is recognized at the inception of the license term and in accordance with SOP 97-2. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.
Other
Revenue from the sale of accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance. Revenue from repair and maintenance programs is recognized when the service is delivered which is when the title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled.
Multiple-Element Arrangements
The Company enters into transactions that represent multiple-element arrangements, which may include any combination of hardware, service and software. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor specific objective evidence of fair value for all units of accounting or elements in an arrangement, the consideration is allocated to the separate units of accounting or elements based on each unit’s relative fair value. This vendor specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.
Allowance for Doubtful Accounts and Bad Debt Expense
The Company is dependent on a number of significant customers and on large complex contracts with respect to sales of the majority of its products, software and services. The Company expects increasing trade receivables balances with its large customers to continue as it sells an increasing number of its wireless devices and software products and service relay access through network carriers and resellers rather than directly.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The Company evaluates the collectability of its trade receivables based upon a combination of factors on a periodic basis. When the Company becomes aware of a specific customer’s inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer’s financial position and payment experience), RIM records a specific bad debt provision to reduce the customer’s related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company’s estimates of the recoverability of trade receivables could be further adjusted, which would affect earnings in the period the adjustments are made.
Inventory
Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labor applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.
The Company’s policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company’s products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which RIM operates is subject to rapid changes in technology and customer demand. The Company performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company’s forecasts, requirements for inventory write-offs that differ from the Company’s estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off. For further details on the carrying value of inventory as at February 28, 2009, refer to Note 5 to the Consolidated Financial Statements.
Intangible assets and goodwill
Intangible assets are stated at cost less accumulated amortization and are comprised of patents, licenses and acquired technology.
Patents include trademarks, internally developed patents, as well as individual patents or portfolios of patents acquired from third parties or through the acquisition of third parties. Costs capitalized and subsequently amortized include all costs necessary to acquire intellectual property, as well as legal costs arising out of the defense of any Company-owned patents. Patents are amortized straight-line over 17 years or over their estimated useful life.
Under certain license agreements, the Company is committed to current and future royalty payments based on the sales of products using certain licensed technologies. License agreements involving up-front lump sum payments are capitalized as part of intangible assets and are then amortized straight-line over the terms of the license agreements or on a per unit basis based upon the anticipated number of units sold during the terms, subject to a maximum of five years.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
In connection with business acquisitions completed by the Company, the Company identifies and estimates the fair value of i) acquired technology acquired, which is subsequently amortized straight-line over two to five years and, ii) net assets acquired, including certain identifiable intangible assets other than goodwill and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill.
The Company assesses the impairment of intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In addition, goodwill is assessed for impairment on an annual basis. Unforeseen and adverse events, changes in circumstances and market conditions and adverse legal factors are potential indicators that the carrying amount of intangible assets and goodwill may not be recoverable and may require an impairment charge.
The useful lives of intangible assets are evaluated quarterly to determine if events or circumstances warrant a revision to their remaining period of amortization. Legal, regulatory and contractual factors, the effects of obsolescence, demand, competition and other economic factors are potential indicators that the useful life of an intangible asset may be revised.
The Company has concluded that no impairment relating to intangible assets and goodwill exists as of February 28, 2009.
For further details on the intangible assets and goodwill, refer to Notes 7 and 8 to the Consolidated Financial Statements.
Litigation
The Company is involved in litigation in the normal course of its business. The Company may be subject to claims (including claims related to patent infringement, purported class actions and derivative actions) either directly or through indemnities against these claims that it provides to certain of it partners. Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered likely for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable. For further details on legal matters, refer to Note 12 (b) of the Consolidated Financial Statements.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Royalties
The Company recognizes its liability for royalties in accordance with the terms of existing license agreements. Where license agreements are not yet finalized, RIM recognizes its current estimates of the obligation in Accrued liabilities in the Consolidated Financial Statements. When the license agreements are subsequently finalized, the estimate is revised accordingly. Management’s estimates of royalty rates are based on the Company’s historical licensing and royalty payment experience.
Warranty
The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry devices are generally covered by a time-limited warranty for varying periods of time. The Company’s warranty obligation is affected by product failure rates, differences in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.
The Company’s estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. To the extent that the Company experiences changes in warranty activity, or changes to costs associated with servicing those obligations, revisions to the estimated warranty liability would be required. For further details on the Company’s warranty expense experience and estimates for fiscal 2008, refer to Note 13 to the Consolidated Financial Statements.
Earnings Sensitivity
The Company estimates that a 10% change to either the current average unit warranty repair cost, measured against the device sales volumes currently under warranty as at February 28, 2009, or to the current average warranty return rate, would have resulted in adjustments to warranty expense and pre-tax earnings of approximately $18.4 million, or 1% of consolidated annual net income.
Investments
All cash equivalents and investments, other than cost method investments of $2.5 million and equity method investments of $2.7 million, are categorized as available-for-sale under Statement of Financial Accounting Standard (“SFAS”) No. 115 Accounting for Certain Investments in Debt and Equity Securities, and are carried at fair value determined under SFAS No. 157 Fair Value Measurements (“SFAS 157”) with unrealized gains and losses recorded through other comprehensive income. In the event of a decline in value which is other than temporary, the cash equivalents and investments are written down to fair value by a charge to earnings.
Effective for fiscal 2009, the Company adopted SFAS 157, except as it applies to the non-financial assets and non-financial liabilities subject to FASB Staff Position (“FSP”) SFAS 157-2, with the impact of adoption described in Note 4 to the Consolidated Financial Statements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value.
•	Level 1 — Unadjusted quoted prices at the measurement date for identical assets or liabilities

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
in active markets.

•	Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 — Significant unobservable inputs that are supported by little or no market activity.
Given the current market conditions and economic uncertainties, management exercises significant judgment in determining the fair value of the Company’s investments and the investment’s classification level within the three-tier fair value hierarchy. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. As at February 28, 2009, the Company had approximately 97% of its available-for-sale investments measured at fair value classified in Level 2.
The Company regularly assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s intent and ability to hold the investments to maturity. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an appropriate write-down would be recorded. The Company’s assessment on whether an investment is other-than-temporarily impaired or not, could change due to new developments or changes in assumptions or risks to any particular investment.
For further details on the Company’s investments and fair value conclusions, refer to Note 4 and Note 17 to the Consolidated Financial Statements.
Income taxes
In accordance with SFAS 109, Accounting for Income Taxes, the Company uses the liability method of tax allocation to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company’s deferred income tax asset balance represents temporary differences between the financial reporting and tax basis of assets and liabilities, including research and development costs and incentives, capital assets, non-deductible reserves and operating loss carryforwards, net of valuation allowances. The Company considers both positive evidence and negative evidence, to determine whether, based upon the weight of that evidence, a valuation allowance is required. Judgment is required in considering the relative impact of negative and positive evidence. The Company records a valuation allowance to reduce deferred income tax assets to the amount management considers to be more likely than not to be realized. If the Company determines that it is more likely than not that it will not be able to realize all or part of its deferred income tax assets in future fiscal periods, the valuation allowance would be increased, resulting in a decrease to net income in the reporting periods when such determinations are made.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The Company uses the flow-through method to account for investment tax credits (“ITCs”) earned on eligible scientific research and experimental development expenditures. The Company applies judgement in determining which expenditures are eligible to be claimed. Under this method, the ITCs are recognized as a reduction to income tax expense.
Significant judgment is required in evaluating the Company’s uncertain tax positions and provision for income taxes. The Company uses Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) in assessing its uncertain tax positions and provision for income taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes, and prescribes a recognition threshold of more likely than not to be sustained upon examination. In addition, FIN 48 provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods and disclosure and transitions. For further details, refer to Note 9 to the Consolidated Financial Statements.
The Company’s provision for income taxes is based on a number of estimates and assumptions as determined by management and is calculated in each of the jurisdictions in which it conducts business. The Company’s consolidated income tax rates have differed from statutory rates primarily due to the tax impact of ITCs, manufacturing activities, foreign exchange differences, the amount of net income earned in Canada versus other operating jurisdictions and the rate of taxes payable in respect of those other operating jurisdictions. The Company enters into transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. In particular, certain countries in which it operates could seek to tax a greater share of income than has been provided. The final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company’s consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.
Stock-based compensation
The Company has an incentive stock option plan for directors, officers and employees of the Company or its subsidiaries. No stock options were granted to independent directors in fiscal 2009.
The Company records stock-based compensation expense in accordance with SFAS 123(R), Share-Based Payment (“SFAS 123(R)”). Under the provisions of SFAS 123(R), stock-based compensation expense is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton (“BSM”) option-pricing model and is recognized rateably over the vesting period. The BSM model requires various judgmental assumptions including volatility and expected option life. In addition, judgment is also applied in estimating the amount of share-based awards that are expected to be forfeited, and if actual results differ significantly from these estimates, stock-based compensation expense and our results of operations would be impacted.
Prior to fiscal 2007, the Company accounted for stock-based compensation using Accounting Principles Board No. 25 Accounting for Stock Issued to Employees (“APB 25”) and related interpretations. Under APB 25, compensation expense is measured as of the date on which the number of shares subject to the option and exercise price becomes fixed. Generally, this occurs on the grant date and the award is accounted for as a fixed award. If the number of shares subject to the option and grant price are not fixed as of the grant date,

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
the stock option is accounted for as a variable award until such time as the number of shares subject to the option and/or exercise prices becomes fixed, or the stock option is exercised, is cancelled, or expires.
In connection with the stock option review and the restatement of prior year financial statements, the Company has applied judgment in choosing whether to revise measurement dates for prior option grants described below under “Restatement of Previously Issued Financial Statements”. While the Company believes it has made appropriate judgments in determining the correct measurement dates for its stock option grants in connection with the Restatement, the issues surrounding past stock option grants and financial statement restatements are complex and guidance in these areas may continue to evolve. If new guidance imposes additional or different requirements or if the SEC or the OSC disagrees with the manner in which the Company has accounted for and reported the financial impact, there is a risk the Company may have to further restate its prior financial statements, amend its filings with the SEC or the OSC (including the Consolidated Financial Statements and this MD&A), or take other actions not currently contemplated.
The Company has a Restricted Share Unit Plan (the “RSU Plan”) under which eligible participants include any officer or employee of the Company or its subsidiaries. The RSU Plan was approved at the Company’s Annual General Meeting on July 18, 2005 and received regulatory approval in August 2005. Restricted Share Units (“RSUs”) are redeemed for either common shares issued by the Company, common shares purchased on the open market or the cash equivalent on the vesting dates established by the Company. The compensation expense is calculated based on the fair value of the equity award as defined in SFAS 123(R) and the amount is recognized over the vesting period of the RSU.
The Company has a Deferred Share Unit Plan (the “DSU Plan”), adopted by the Board of Directors on December 20, 2007, under which each independent director will be credited with Deferred Share Units (“DSUs”) in satisfaction of all or a portion of the cash fees otherwise payable to them for serving as a director of the Company. Grants under the DSU plan replace the stock option awards that were historically granted to independent members of the Board of Directors. After such a director ceases to be a director, DSUs will be redeemed for cash with the redemption value of each DSU or, at the Company’s option and subject to receipt of shareholder approval, by way of shares purchased on the open market or issued by the Company. DSUs are accounted for as liability-classified awards under the provisions of SFAS 123(R).
For further details on the Company’s stock-based compensation, refer to Note 11 of the Consolidated Financial Statements.
Impact of Accounting Pronouncements Not Yet Implemented
Business Combinations
In December 2007, the FASB issued SFAS 141(R) Business Combinations (“SFAS 141(R)”). SFAS 141(R) replaces SFAS 141 Business Combinations (“SFAS 141”). SFAS 141(R) is broader in scope than SFAS 141 which applied only to business combinations in which control was obtained by transferring consideration. SFAS 141(R) applies to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and the Company will adopt the standard in the first quarter of fiscal 2010 and its effects are not material to the Company’s results of operations and financial condition, as of the filing date, including an acquisition subsequent to year end.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB 51
In December 2007, the FASB issued SFAS 160 Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB 51 (“SFAS 160”). SFAS 160 requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. The Company will adopt the standard in the first quarter of fiscal 2010 and does not expect the adoption of SFAS 160 to have a material effect on the Company’s results of operations and financial condition.
Determination of the Useful Life of Intangible Assets
In April 2008, the FASB issued FSP SFAS 142-3 Determination of the Useful Life of Intangible Assets (“FSP SFAS 142-3”). FSP SFAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of the recognized intangible asset under SFAS 142 Goodwill and Other Intangible Assets (“SFAS 142”). The intent of the guidance is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R). For a recognized intangible asset, an entity will be required to disclose information that enables users of the financial statements to assess the extent to which expected future cash flows associated with the asset are affected by the entity’s intent and/or ability to renew or extend the arrangement. FSP SFAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company will adopt the standard in the first quarter of fiscal 2010 and the Company does not expect the adoption will have a material impact on the Company’s result of operations and financial condition.
International Financial Reporting Standards
In November 2008, the SEC announced a proposed roadmap for comment regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board. Under the proposed roadmap, the Company may be required to prepare financial statements and accompanying notes in accordance with IFRS in fiscal 2015. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this proposed change would have on the consolidated financial statements, accompanying notes and disclosures, and will continue to monitor the development of the potential implementation of IFRS.
Restatement of Previously Issued Financial Statements
Overview
As discussed in greater detail under “Explanatory Note Regarding the Restatement of Previously Issued Financial Statements” in the MD&A for the fiscal year ended March 3, 2007 and Note 12(c) to the audited consolidated financial statements of the Company for the fiscal year ended March 3, 2007, the Company

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
restated its consolidated balance sheet as of March 4, 2006 and its consolidated statements of operations, consolidated statements of cash flows and consolidated statements of shareholders’ equity for the fiscal years ended March 4, 2006 and February 26, 2005, and the related note disclosures (the “Restatement”), to reflect additional non-cash stock compensation expense relating to certain stock-based awards granted prior to the adoption of the Company’s stock option plan on December 4, 1996 (as amended from time to time, the “Stock Option Plan”) and certain stock option grants during the 1997 through 2006 fiscal periods, as well as certain adjustments related to the tax accounting for deductible stock option expenses. The Restatement was the result of a voluntary internal review (the “Review”) by the Company of its historical stock option granting practices. The Restatement did not result in a change in the Company’s previously reported revenues, total cash and cash equivalents or net cash provided from operating activities.
OSC Settlement
As previously disclosed, on February 5, 2009, a panel of Commissioners of the Ontario Securities Commission (“OSC”) approved a settlement agreement with the Company, Jim Balsillie, the Co-Chief Executive Officer of the Company, Mike Lazaridis, the President and Co-Chief Executive Officer of the Company, Dennis Kavelman, previously Chief Financial Officer of the Company (currently with the Company in another role), Angelo Loberto, previously Vice-President of Finance (currently with the Company in another role), Kendall Cork, a former Director of the Company, Douglas Wright, a former Director of the Company, James Estill, a Director of the Company, and Douglas Fregin, a former Director of the Company, relating to the previously disclosed OSC investigation of the Company’s historical stock option granting practices. Pursuant to the terms of the settlement agreement with the OSC, Jim Balsillie agreed not to act as a director of any Canadian reporting issuer until the later of twelve months from the date of the OSC settlement and the Company’s public disclosure of how it is addressing the recommendations arising from the independent review. Jim Balsillie, Mike Lazaridis and Dennis Kavelman also agreed to contribute, in aggregate, a total of approximately CAD $83.1 million to the Company, consisting of (i) a total of CAD $38.3 million to the Company in respect of the outstanding benefit arising from incorrectly priced stock options granted to all employees of the Company from 1996 to 2006 and (ii) a total of CAD $44.8 million to the Company (CAD $15.0 million of which had previously been paid) to defray costs incurred by the Company in the investigation and remediation of stock option granting practices and related governance practices at the Company. These contributions are being made through Jim Balsillie, Mike Lazaridis and Dennis Kavelman undertaking not to exercise vested RIM options to acquire an aggregate of 1,160,129 common shares of the Company. These options have a fair value equal to the aggregate contribution amounts determined using a BSM calculation based on the last trading day prior to the day the OSC issued a notice of hearing in respect of the matters giving rise to the settlement. Jim Balsillie, Mike Lazaridis, Dennis Kavelman and Angelo Loberto also paid a total of CAD $9.1 million to the OSC as an administrative penalty and towards the costs of the OSC’s investigation. Dennis Kavelman is also prohibited from acting as a director or officer of any Canadian reporting issuer until the later of (a) five years from the date of the OSC’s order approving the settlement, and (b) the date he completes a course acceptable to the staff of the OSC regarding the duties of directors and officers of public companies. Angelo Loberto is also prohibited from acting as a director or officer of any Canadian reporting issuer until he completes a course acceptable to the staff of the OSC regarding the duties of directors and officers of public companies.
As part of the OSC settlement, the Company agreed to enter into an agreement with an independent consultant to conduct a comprehensive examination and review of the Company and report to the Company’s board of directors and the staff of the OSC the Company’s governance practices and procedures and its internal control

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
over financial reporting. A summary of the consultant’s recommendations in the final report will be posted on the OSC’s website and disclosed in the Company’s MD&A.
SEC Settlements
In addition, as announced by the Company on February 17, 2009, the Company, Jim Balsillie, Mike Lazaridis, Dennis Kavelman and Angelo Loberto, entered into settlements with the SEC that resolved the previously disclosed SEC investigation of the Company’s historical stock option granting practices. The Company consented, without admitting or denying allegations in a complaint filed by the SEC, to the entry of an order enjoining it from violations of certain provisions of the U.S. federal securities laws, including the antifraud provisions. The Company was not required to pay disgorgement or a monetary penalty.
Jim Balsillie and Mike Lazaridis consented, without admitting or denying allegations in the complaint filed by the SEC, to the entry of an order enjoining them from violations of certain provisions of the U.S. federal securities laws, including the non-scienter based antifraud provisions. The order also provided that Jim Balsillie and Mike Lazaridis are liable for disgorgement of profits gained as a result of conduct alleged in the complaint together with prejudgment interest, although it also provided that those amounts are deemed paid in full because Jim Balsillie and Mike Lazaridis had already voluntarily paid those amounts to the Company. Those repayments were made earlier as part of a series of recommendations of a Special Committee of the Company’s Board of Directors (the “Special Committee”) following the Review.
Dennis Kavelman and Angelo Loberto consented, without admitting or denying allegations in the complaint filed by the SEC, to the entry of an order enjoining them from violations of certain provisions of the U.S. federal securities laws, including the antifraud provisions. The order also provided that Dennis Kavelman and Angelo Loberto are liable for disgorgement of profits gained as a result of conduct alleged in the complaint together with prejudgment interest, although it also provided that those amounts are deemed paid in full because Dennis Kavelman and Angelo Loberto had already voluntarily paid those amounts to the Company at the same time and on the same basis as Jim Balsillie and Mike Lazaridis. In addition, Dennis Kavelman and Angelo Loberto each agreed to be prohibited, for a period of five years from acting as an officer or director of a company that is registered or required to file reports with the SEC, and to be barred from appearing or practicing as an accountant before the SEC with a right to reapply after five years.
Jim Balsillie, Mike Lazaridis, Dennis Kavelman and Angelo Loberto also agreed to the payment of monetary penalties totaling, in aggregate, $1.4 million to the SEC as an administrative penalty.
Actions Taken as a Result of the Review
As previously disclosed, the Board of Directors, based on the recommendations of the Special Committee, implemented a number of measures in response to the findings of the Special Committee, including measures that are designed to enhance the oversight and corporate governance of the Company and to strengthen the Company’s control over its stock option granting process in particular. These measures include:
•	Benefits from Option Grants — All directors and each of RIM’s co-Chief Executive Officers and Chief Operating Officers (“c-level officers”) agreed in respect of options that were incorrectly priced to return any benefit on previously exercised options and to reprice unexercised options that were incorrectly priced. All vice presidents of the Company were asked to agree to similar treatment for their options that have dating

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
issues, where those options were granted after the employee’s commencement of employment and in the employee’s capacity as vice president. All of the stock options held by directors, c-level officers and vice presidents that were subject to such repricing have been repriced, and the Company received $8.7 million, including interest, in restitution payments from its directors, c-level officers and vice presidents in fiscal 2008. In addition to the repricings described above, certain employees of the Company agreed in fiscal 2008 and fiscal 2009 to reprice stock options held by them that were incorrectly priced. The total repriced options for all directors, c-level officers, vice-presidents and employees to date include, in fiscal 2009, 43 stock option grants in respect of options to acquire 752,775 common shares and in fiscal 2008 87 stock option grants in respect of options to acquire 9,426,000 common shares.

•	Changes to the Company’s Stock Option Granting Practices — In June 2007, the Board of Directors approved a formal policy on granting equity awards, the details of which are described in the Company’s Management Information Circular, dated May 28, 2008 (the “Management Information Circular”), a copy of which can be found on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov. In addition, in July 2007, the Board of Directors determined to exclude independent directors from future stock option grants.

•	Changes to the Company’s Board of Directors, Board Committees and Organizational Structure — In accordance with the Special Committee’s recommendations and other considerations, the Board of Directors established in 2007 an Oversight Committee, separated the roles of Chairman and Chief Executive Officer, implemented other changes to the Company’s Board of Directors, Audit Committee, Compensation Committee, and Nominating Committee, and changed various management roles. In addition to Barbara Stymiest and John Wetmore, who became directors of the Company in March 2007, David Kerr and Roger Martin were elected as directors of the Company at the Annual General Meeting of the Company on July 17, 2007. Each of the new directors is “independent” within the meaning of applicable securities laws and stock exchange rules. As previously disclosed, each of Douglas Fregin, Kendall Cork and Douglas Wright did not stand for re-election at the Annual General Meeting of the Company in 2007. Kendall Cork and Douglas Wright were appointed to the honorary position of Director Emeritus of the Board effective July 17, 2007 in recognition of their substantial contributions to the Company over many years.

•	Other Changes — The Company established an internal audit department and an individual commenced employment with the Company in the fourth quarter of fiscal 2008 in the position of Senior Vice President, Risk Performance and Audit. This new officer reports directly to the chair of the Audit Committee as well as administratively to the Co-Chief Executive Officer, Jim Balsillie. Additionally, the Company enhanced its capabilities in U.S. GAAP and in securities disclosure and compliance matters issues by establishing two new permanent full-time positions which have been filled, respectively, by an employee with expertise in U.S. GAAP and an employee with expertise in securities disclosure and compliance. The latter employee is assisting in the administration of the Company’s equity awards granting program.
Review Costs
Included in the Company’s selling, marketing and administration expenses in fiscal 2008 and fiscal 2009 are legal, accounting and other professional costs incurred by the Company as well as other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement, and the regulatory investigations and litigation related thereto.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
As noted above, Jim Balsillie and Mike Lazaridis, the Company’s Co-Chief Executive Officers, voluntarily offered to assist the Company in defraying costs incurred in connection with the Review and the Restatement by contributing CAD $10.0 million (CAD $5.0 million each) of those costs. The Company received these voluntary payments in the second quarter of fiscal 2008, which were recorded net of income taxes as an increase to additional paid-in capital. In addition, as part of the Notice of Application that was filed with the Ontario Superior Court of Justice-Commercial List by a pension fund shareholder, seeking various orders against the Company and named directors, the Company and the other defendants entered into an agreement with the shareholder to settle the Application and a proposed derivative action. Under the settlement, among other things, the Company agreed to the payment of CAD $1.1 million on account of the shareholder’s legal costs, and consistent with their earlier voluntary agreement to contribute CAD $5.0 million each to defray the costs incurred by RIM in connection with the Review, Jim Balsillie and Mike Lazaridis, agreed to pay RIM a further CAD $2.5 million each to defray the Review costs incurred by the Company. The Company received these voluntary payments of CAD $2.5 million each in the third quarter of fiscal 2008, which were recorded net of income taxes as an increase to additional paid-in capital. Under the OSC settlement, Jim Balsillie, Mike Lazaridis and Dennis Kavelman agreed to contribute an additional CAD $29.8 million (a total of CAD $44.8 million) to defray costs incurred by the Company in the investigation and remediation of stock options, granting practices and related governance practices at the Company. These contributions are being made through Jim Balsillie, Mike Lazaridis and Dennis Kavelman undertaking not to exercise vested RIM options to acquire an aggregate of 1,160,129 common shares of the Company. These options have a fair value equal to the aggregate contribution amounts determined using a BSM calculation based on the last trading day prior to the day the OSC issued a notice of hearing in respect of the matters giving rise to the settlement.
Risks Related to the Company’s Historical Stock Option Granting Practices
As a result of the events described above, the Company continues to be subject to risks which are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F.
Results of Operations — Fiscal 2009 Compared to Fiscal 2008 and Fiscal 2007
Fiscal year end February 28, 2009 compared to fiscal year ended March 1, 2008
Revenue
Revenue for fiscal 2009 was $11.07 billion, an increase of $5.06 billion, or 84.1%, from $6.01 billion in fiscal 2008.
A comparative breakdown of the significant revenue streams is set forth in the following table:

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

					Change - Fiscal
	Fiscal 2009		Fiscal 2008		2009/2008

Number of devices sold	26,009,000		13,780,000		12,229,000	88.7%

Average Selling Price (“ASP”)	$349		$346		$3	0.9%

Revenues (in thousands)
Devices	$9,089,736	82.1%	$4,768,610	79.4%	$4,321,126	90.6%
Service	1,402,560	12.7%	860,641	14.3%	541,919	63.0%
Software	251,871	2.3%	234,388	3.9%	17,483	7.5%
Other	321,019	2.9%	145,756	2.4%	175,263	120.2%

	$11,065,186	100.0%	$6,009,395	100.0%	$5,055,791	84.1%

Device revenue increased by $4.32 billion, or 90.6%, to $9.09 billion, or 82.1% of consolidated revenue, in fiscal 2009 compared to $4.77 billion, or 79.4%, of consolidated revenue in fiscal 2008. This increase in device revenue over the prior year was primarily attributable to a volume increase of approximately 12.2 million units, or 88.7%, to approximately 26.0 million devices in fiscal 2009 compared to approximately 13.8 million devices in fiscal 2008. ASP increased to $349 in fiscal 2009 from $346 in fiscal 2008 due primarily to a change in the BlackBerry device mix of certain new products that are feature rich and designed to operate on new network technologies. The Company currently expects ASP to be lower in fiscal 2010 when compared to fiscal 2009, as RIM expands its market focus into the consumer market and as the technology continues to mature. ASP is dependent on a number of factors including projected future sales volumes, device mix, new device introductions for the Company’s enterprise, prosumer and consumer offerings as well as pricing by competitors in the industry.
The Company estimates that a $10, or 2.9%, change in overall ASP would result in a fiscal year revenue change of approximately $260 million, based upon the Company’s volume of devices shipped in fiscal 2009.
Service revenue increased by $541.9 million, or 63.0%, to $1.40 billion or 12.7% of consolidated revenue in fiscal 2009 compared to $860.6 million, or 14.3% of consolidated revenue in fiscal 2008, reflecting the Company’s increase in BlackBerry subscriber accounts since fiscal 2008. Net BlackBerry subscriber account additions were approximately 11 million for fiscal 2009 compared to approximately 6.1 million for fiscal 2008. The total BlackBerry subscriber account base at the end of fiscal 2009 was approximately 25 million compared to approximately 14 million at the end of fiscal 2008. The percentage of the subscriber account base outside of North America at the end of fiscal 2009 was approximately 32%.
Software revenue includes fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenue increased $17.5 million, or 7.5%, to $251.9 million in fiscal 2009 from $234.4 million in fiscal 2008. The majority of the increase was attributable to maintenance and CALs, offset by a decrease in BES and other software revenues.
Other revenue, which includes accessories, non-warranty repairs, NRE and gains and losses on revenue hedging instruments, increased by $175.3 million to $321.0 million in fiscal 2009 compared to $145.8 million

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
in fiscal 2008. The majority of the increase was attributable to increases in non-warranty repair, gains realized from revenue hedging instruments and sales of accessories. See “Market Risk of Financial Instruments — Foreign Exchange” for additional information on revenue hedging instruments.
Gross Margin
Consolidated gross margin increased by $2.02 billion, or 65.5%, to $5.10 billion, or 46.1% of revenue, in fiscal 2009, compared to $3.08 billion, or 51.3% of revenue, in fiscal 2008. The decrease of 5.2% in consolidated gross margin percentage was primarily due to a decrease in the blended device margins primarily driven by the introduction of certain new feature rich products that incorporate new technologies which were adopted at a faster rate than historically, lower than anticipated unit shipments of previous generation products, and a higher percentage of device shipments which comprised 82.1% of the total revenue mix in fiscal 2009 compared to 79.4% in fiscal 2008. Gross margin percentage for devices is generally lower than the Company’s consolidated gross margin percentage. The decrease in gross margin percentage relating to devices was offset in part by improved service margins resulting from cost efficiencies in RIM’s network operations infrastructure as a result of the increase in BlackBerry subscriber accounts.
Research and Development, Selling, Marketing and Administration, and Amortization Expense
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for fiscal 2009 compared to fiscal 2008.

	Fiscal Year Ended
	(in thousands)
					Change - Fiscal
	February 28, 2009		March 1, 2008		2009/2008
		% of		% of		% of
		Revenue		Revenue		Change

Revenue	$11,065,186		$6,009,395		$5,055,791	84.1%

Research and development	$684,702	6.2%	$359,828	6.0%	$324,874	90.3%
Selling, marketing and administration	1,495,697	13.5%	881,482	14.7%	614,215	69.7%
Amortization	194,803	1.8%	108,112	1.8%	86,691	80.2%

	$2,375,202	21.5%	$1,349,422	22.5%	$1,025,780	76.0%

Research and Development
Research and development expenditures consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and related infrastructure costs and recruiting.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Research and development expenditures increased by $324.9 million to $684.7 million, or 6.2% of revenue, in fiscal 2009, compared to $359.8 million, or 6.0% of revenue, in fiscal 2008. The majority of the increases during fiscal 2009 compared to fiscal 2008 were attributable to salaries and benefits due to an increase in the average headcount associated with research and development activities, new product development costs, travel and office and related staffing infrastructure costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, office and related staffing infrastructure costs and travel expenses.
Selling, marketing and administration expenses increased by $614.2 million to $1.50 billion for fiscal 2009 compared to $881.5 million for the comparable period in fiscal 2008. As a percentage of revenue, selling, marketing and administration expenses decreased to 13.5% in fiscal 2009 compared to 14.7% in fiscal 2008. The net increase was primarily attributable to increased expenditures for marketing, advertising and promotion expenses including additional programs to support new product launches, salary and benefits expenses primarily as a result of increased personnel, external advisory fees, office and related staffing infrastructure costs and travel expenses.
Amortization
The table below presents a comparison of amortization expense relating to capital assets and intangible assets for fiscal 2009 compared to fiscal 2008.

	(in thousands)
	Included in Amortization			Included in Cost of sales
	Fiscal year end
	February 28, 2009	March 1, 2008	Change	February 28, 2009	March 1, 2008	Change
Capital assets	$119,209	$87,800	$31,409	$84,168	$45,248	$38,920
Intangible assets	75,594	20,312	$55,282	48,925	24,006	24,919

Total	$194,803	$108,112	$86,691	$133,093	$69,254	$63,839

Amortization expense relating to certain capital and certain intangible assets increased by $86.7 million to $194.8 million for fiscal 2009 compared to $108.1 million for the comparable period in fiscal 2008. The increased amortization expense primarily reflects the impact of certain capital and intangible asset expenditures incurred over the last four quarters.
Total amortization expense with respect to intangible assets was $124.5 million in fiscal 2009 compared to $44.3 million in fiscal 2008. Refer to Notes 6 and 7 to the Consolidated Financial Statements.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Cost of sales
Amortization expense with respect to capital assets employed in the Company’s manufacturing operations and BlackBerry service operations increased to $84.2 million in fiscal 2009 compared to $45.2 million in fiscal 2008 and is charged to cost of sales in the Consolidated Statements of Operations. The increased amortization expense in fiscal 2009 primarily reflects the impact of amortization expense with respect to these capital asset expenditures incurred over the last four quarters.
The amount of intangible assets amortization charged to cost of sales and was $48.9 million in fiscal 2009 compared to $24.0 million in fiscal 2008.
Investment Income
Investment income decreased by $1.1 million to $78.3 million in fiscal 2009 from $79.4 million in fiscal 2008. The decrease primarily reflects the decrease in yields due to lower interest rates when compared to the prior year, offset partially by an increase in the average cash and cash equivalents, short-term investments and long-term investments balances throughout fiscal 2009 when compared to the same period in the prior year and the gain on sale of investments in fiscal 2009. See “Liquidity and Capital Resources”.
Income Taxes
For fiscal 2009, the Company’s income tax expense was $907.7 million, resulting in an effective tax rate of 32.4% compared to income tax expense of $516.7 million and an effective tax rate of 28.5% for the same period last year. The Company’s effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates. The Company’s effective tax rate was approximately 3% higher than management’s estimate of 29%-30% for the fiscal year primarily due to the significant depreciation of the Canadian dollar relative to the U.S. dollar in the third quarter of fiscal 2009 and its effect on the Company’s U.S. dollar denominated assets and liabilities held by the Company’s Canadian operating companies that are subject to tax in Canadian dollars. The incremental tax expense in fiscal 2009 resulting from the significant depreciation of the Canadian dollar relative to the U.S. dollar was $99.7 million resulting in an adjusted tax rate of 28.9%. The lower effective tax rate in fiscal 2008 was primarily due to the favorable impact of the depreciation of the U.S. dollar relative to the Canadian dollar.
On December 14, 2007, the Government of Canada enacted legislation that would allow the Company the option to determine its Canadian tax results based on its functional currency (the U.S. dollar) rather than the Canadian dollar. Amending legislation was proposed on November 10, 2008, which included an extension of the deadline to elect, on an annual basis, to use these rules as well as certain clarifications to the rules. In order to utilize the functional currency option for fiscal 2009, the Company filed an election pursuant to the draft legislation in the third quarter of fiscal 2009. Management believes that functional currency tax reporting should significantly reduce the distortion that exchange rate volatility could have on the Company’s income tax expense in the future.
On March 12, 2009, subsequent to the Company’s fiscal year end, the Government of Canada enacted the amending legislation. As such, the Company will be able to calculate its fiscal 2009 Canadian income tax provision based on its functional currency, the U.S. dollar. While the Company elected for Canadian tax purposes to adopt these rules in the third quarter of fiscal 2009, the Company cannot recognize the related tax

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
benefit of electing to adopt these rules for U.S. GAAP financial reporting purposes until the quarter in which they are enacted resulting in a $99.7 million higher provision for income taxes in fiscal 2009. In the first quarter of fiscal 2010, the Company will record an incremental, one time net benefit of approximately $70 — $100 million to net income relating to the adoption of the amending legislation. In addition, future volatility in the Company’s tax rate will be reduced. For more details, please see the Company’s “Non-GAAP Financial Measures” and refer to Note 19 to the Consolidated Financial Statements.
Management anticipates the Company’s effective tax rate for fiscal 2010 to be approximately 29% to 30%.
The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.
Net Income
Net income was $1.89 billion in fiscal 2009, compared to net income of $1.29 billion in fiscal 2008. Basic EPS was $3.35 and diluted EPS was $3.30 in fiscal 2009 compared to $2.31 basic EPS and $2.26 diluted EPS, in fiscal 2008.
The $598.7 million increase in net income in fiscal 2009 reflects primarily an increase in gross margin in the amount of $2.02 billion, resulting primarily from the increased number of device shipments, which was partially offset by the decrease of consolidated gross margin percentage and an increase of $1.33 billion in the Company’s research and development, selling, marketing and administration expenses and the Company’s provision for income taxes, which included the negative impact of $99.7 million due to the significant depreciation of the Canadian dollar relative to the U.S. dollar in the fiscal year. See “Income Taxes”.
The weighted average number of shares outstanding was 565.1 million common shares for basic EPS and 574.2 million common shares for diluted EPS for the fiscal year ended February 28, 2009 compared to 559.8 million common shares for basic EPS and 572.8 million common shares for diluted EPS for the fiscal year ended March 1, 2008.
Common Shares Outstanding
On March 31, 2009, there were 566.4 million common shares, 12.6 million options to purchase common shares, 3,334 restricted share units outstanding and 20,208 deferred share units outstanding.
The Company has not paid any cash dividends during the last three fiscal years.
Stock Split
The Company declared a 3-for-1 stock split of the Company’s outstanding common shares on June 28, 2007. The stock split was implemented by way of a stock dividend. Shareholders received two common shares of the Company for each common share held. The stock dividend was paid in the second quarter of fiscal 2008.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
All share, earnings per share and stock option data for the current fiscal year and prior comparative periods reflects this stock dividend.
Fiscal year end March 1, 2008 compared to fiscal year ended March 3, 2007
Revenue
Revenue for fiscal 2008 was $6.01 billion, an increase of $2.97 billion, or 97.9%, from $3.04 billion in fiscal 2007.
A comparative breakdown of the significant revenue streams is set forth in the following table:

					Change-Fiscal
	Fiscal 2008		Fiscal 2007		2008/2007

Number of devices sold	13,780,000		6,414,000		7,366,000	114.8%

Average Selling Price (“ASP”)	$346		$346		$—	0.0%

Revenues (in thousands)

Devices	$4,768,610	79.4%	$2,215,951	73.0%	$2,552,659	115.2%
Service	860,641	14.3%	560,116	18.4%	300,525	53.7%
Software	234,388	3.9%	173,187	5.7%	61,201	35.3%
Other	145,756	2.4%	87,849	2.9%	57,907	65.9%

	$6,009,395	100.0%	$3,037,103	100.0%	$2,972,292	97.9%

Device revenue increased by $2.55 billion, or 115.2%, to $4.77 billion, or 79.4% of consolidated revenue, in fiscal 2008 compared to $2.22 billion, or 73.0%, of consolidated revenue in fiscal 2007. This increase in device revenue over the prior year was primarily attributable to a volume increase of approximately 7.4 million units, or 114.8%, to approximately 13.8 million devices in fiscal 2008 compared to approximately 6.4 million devices in fiscal 2007. ASP in both fiscal 2008 and fiscal 2007 was $346.
Service revenue increased by $300.5 million, or 53.7%, to $860.6 million, or 14.3% of consolidated revenue in fiscal 2008 compared to $560.1 million, or 18.4% of consolidated revenue in fiscal 2007, reflecting the Company’s increase in BlackBerry subscriber accounts over fiscal 2007. Net BlackBerry subscriber account additions were approximately 6.1 million for fiscal 2008 compared to approximately net 3.1 million for fiscal 2007. The total BlackBerry subscriber account base at the end of fiscal 2008 was over 14 million compared to approximately 8 million at the end of fiscal 2007.
Software revenue includes fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenue increased $61.2 million, or 35.3%, to $234.4 million in fiscal 2008 from $173.2 million in fiscal 2007.
Other revenue increased by $57.9 million to $145.8 million in fiscal 2008 compared to $87.8 million in fiscal 2007. The majority of the increase was attributable to increases in accessories and non-warranty repair.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Gross Margin
Consolidated gross margin increased by $1.42 billion, or 85.8%, to $3.08 billion, or 51.3% of revenue, in fiscal 2008, compared to $1.66 billion, or 54.6% of revenue, in fiscal 2007. The decrease of 3.3% in consolidated gross margin percentage was primarily due to a higher percentage of device shipments which comprised 79.4% of the total revenue mix in fiscal 2008 compared to 73.0% in fiscal 2007, as well as changes in the BlackBerry device mix. The decrease in gross margin percentage relating to the increase in percentage of device shipments was offset in part by improved service margins resulting from cost efficiencies in RIM’s network operations infrastructure as a result of the increase in BlackBerry subscriber accounts and a decline in certain fixed costs as a percentage of consolidated revenue as the Company continued to realize economies of scale in its manufacturing operations.
Research and Development, Selling, Marketing and Administration, and Amortization Expense
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for fiscal 2008 compared to fiscal 2007.

	Fiscal Year Ended
	(in thousands)
					Change-Fiscal
	March 1, 2008		March 3, 2007		2008/2007

		% of		% of		% of
		Revenue		Revenue		Change

Revenue	$6,009,395		$3,037,103		$2,972,292	97.9%

Research and development	$359,828	6.0%	$236,173	7.8%	$123,655	52.4%
Selling, marketing and administration	881,482	14.7%	537,922	17.7%	343,560	63.9%
Amortization	108,112	1.8%	76,879	2.5%	31,233	40.6%

	$1,349,422	22.5%	$850,974	28.0%	$498,448	58.6%

Research and Development
Research and development expenditures increased by $123.6 million to $359.8 million, or 6.0% of revenue, in fiscal 2008, compared to $236.2 million, or 7.8% of revenue, in fiscal 2007. The majority of the increases during fiscal 2008, compared to fiscal 2007, were attributable to salaries and benefits due to an increase in the average headcount associated with research and development activities, new product development costs, office and related staffing infrastructure costs and travel.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses increased by $343.6 million to $881.5 million for fiscal 2008 compared to $537.9 million in fiscal 2007. As a percentage of revenue, selling, marketing and administration expenses decreased to 14.7% in fiscal 2008 compared to 17.7% in fiscal 2007. The net increase of $343.6 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses including additional programs to support new product launches, salary and benefits expenses primarily as a result of increased personnel, external advisory fees, office and related staffing infrastructure costs and travel. The increase also included other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement, regulatory investigations relating to the Company’s historical option granting practices and related matters.
Amortization
The table below presents a comparison of amortization expense relating to capital assets and intangible assets for fiscal 2008 compared to fiscal 2007.

	(in thousands)
	Included in Amortization			Included in Cost of sales

	Fiscal year end

	March 1, 2008	March 3, 2007	Change	March 1, 2008	March 3, 2007	Change

Capital assets	$87,800	$63,624	$24,176	$45,248	$29,874	$15,374
Intangible assets	20,312	13,255	7,057	24,006	19,602	4,404

Total	$108,112	$76,879	$31,233	$69,254	$49,476	$19,778

Amortization expense relating to certain capital and certain intangible assets increased by $31.2 million to $108.1 million for fiscal 2008 compared to $76.9 million for the comparable period in fiscal 2007. The increased amortization expense primarily reflects the impact of a full year amortization of fiscal 2007 additions plus a partial year’s amortization for fiscal 2008 additions.
Total amortization expense with respect to intangible assets was $44.3 million in fiscal 2008 compared to $32.9 million in fiscal 2007.
Cost of sales
Amortization expense with respect to capital assets employed in the Company’s manufacturing operations and BlackBerry service operations increased to $45.2 million in fiscal 2008 compared to $29.9 million in fiscal 2007 and is charged to cost of sales in the Consolidated Statements of Operations. The increased amortization expense in fiscal 2008 reflects the impact of a full year’s amortization expense with respect to these capital asset expenditures incurred during fiscal 2007 and also incremental amortization with respect to capital asset expenditures incurred during fiscal 2008.
The amount of intangible assets amortization charged to cost of sales was $24.0 million in fiscal 2008 compared to $19.6 million in fiscal 2007.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Investment Income
Investment income increased by $27.3 million to $79.4 million in fiscal 2008 from $52.1 million in fiscal 2007. The increase primarily reflects the increase in cash and cash equivalents, short-term investments and long-term investments when compared to the prior year.
Income Taxes
For fiscal 2008, the Company’s income tax expense was $516.7 million, resulting in an effective tax rate of 28.5% compared to income tax expense of $227.4 million or an effective tax rate of 26.5% for fiscal 2007. The Company’s effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates. The fiscal 2008 effective tax rate increase was partially offset by the significant depreciation of the U.S. dollar relative to the Canadian dollar during fiscal 2008, the impact of enacted Canadian federal income tax rate reductions in the fourth quarter of fiscal 2008 on the Company’s deferred income tax asset and liability balances, and the settlement in the third quarter of fiscal 2008 of previously unrecognized ITCs on research and development expenditures attributable to prior fiscal periods. The foreign exchange impact was a result of the U.S. denominated assets and liabilities, and the related timing of these transactions, held by Canadian entities that are subject to tax in Canadian dollars.
Net Income
Net income was $1.29 billion, or $2.31 basic EPS and $2.26 diluted EPS, in fiscal 2008 compared to net income of $631.6 million, or $1.14 basic EPS and $1.10 diluted EPS, in fiscal 2007.
The $662.3 million increase in net income in fiscal 2008 reflects primarily an increase in gross margin in the amount of $1.42 billion, which was offset in part by an increase of $756.5 million in the Company’s research and development, selling, marketing and administration expenses and the Company’s provision for income taxes.
The weighted average number of shares outstanding was 559.8 million common shares for basic EPS and 572.8 million common shares for diluted EPS for year ended March 1, 2008 compared to 556.1 million common shares for basic EPS and 571.8 million common shares for diluted EPS for the same period in fiscal 2007. Both the weighted average number of shares outstanding and the basic and diluted EPS for year ended March 1, 2008 and year ended March 3, 2007 reflects the 3-for-1 stock split implemented by way of a stock dividend that was paid in the second quarter of fiscal 2008.
Summary Results of Operations
Three months ended February 28, 2009 compared to the three months ended March 1, 2008
The following table sets forth certain unaudited interim consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	For the Three Months Ended
					Change
					Q4 Fiscal
	February 28, 2009		March 1, 2008		2009/2008

	(in thousands, except for per share amounts)

Revenue	$3,463,193	100.0%	$1,882,705	100.0%	$1,580,488
Cost of sales	2,079,615	60.0%	914,483	48.6%	1,165,132

Gross margin	1,383,578	40.0%	968,222	51.4%	415,356

Expenses
Research and development	182,535	5.3%	104,573	5.6%	77,962
Selling, marketing and administration	406,493	11.7%	267,881	14.2%	138,612
Amortization	61,595	1.8%	31,314	1.7%	30,281

	650,623	18.8%	403,768	21.4%	246,855

Income from operations	732,955	21.2%	564,454	30.0%	168,501
Investment income	10,568	0.3%	20,114	1.1%	(9,546)

Income before income taxes	743,523	21.5%	584,568	31.0%	158,955
Provision for income taxes (1)	225,264	6.5%	172,067	9.1%	53,197

Net income	$518,259	15.0%	$412,501	21.9%	$105,758

Earnings per share
Basic	$0.92		$0.73		$0.19

Diluted	$0.90		$0.72		$0.18

Weighted-average number of shares outstanding (000’s) Basic	566,105		561,837
Diluted	572,753		573,851
Notes:

(1)	Provision for income taxes includes the positive impact of fluctuations of the Canadian dollar relative to the U.S. dollar in the fourth quarter of fiscal 2009 of approximately $3.5 million. See “Non-GAAP Financial Measures” on page 35.
Revenue
Revenue for the fourth quarter of fiscal 2009 was $3.46 billion, an increase of $1.58 billion, or 83.9%, from $1.88 billion in the fourth quarter of fiscal 2008.
A comparative breakdown of the significant revenue streams is set forth in the following table:

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

					Change - Fiscal
	Q4 Fiscal 2009		Q4 Fiscal 2008		2009/2008

Number of devices sold	7,780,000		4,372,000		3,408,000	78.0%

Average Selling Price (“ASP”)	$371		$348		$23	6.6%

Revenues (in thousands)

Devices	$2,883,399	83.3%	$1,523,167	80.9%	$1,360,232	89.3%
Service	415,223	12.0%	253,744	13.5%	161,479	63.6%
Software	58,756	1.7%	63,071	3.4%	(4,315)	(6.8%)
Other	105,815	3.0%	42,723	2.2%	63,092	147.7%

	$3,463,193	100.0%	$1,882,705	100.0%	$1,580,488	83.9%

Device revenue increased by $1.36 billion, or 89.3%, to $2.88 billion, or 83.3% of consolidated revenue, in the fourth quarter of fiscal 2009 compared to $1.52 billion, or 80.9%, of consolidated revenue in the fourth quarter of fiscal 2008. This increase in device revenue over the prior year is primarily attributable to a volume increase of approximately 3.4 million units, or 78.0%, to approximately 7.8 million devices in the fourth quarter of fiscal 2009 compared to approximately 4.4 million devices in the fourth quarter of fiscal 2008. ASP increased to $371 in the fourth quarter of fiscal 2009 from $348 in the fourth quarter of fiscal 2008 due primarily to a change in the BlackBerry device mix of certain new products that are feature rich and designed to operate on new network technologies. The Company currently expects ASP to be lower in the first quarter of fiscal 2010 when compared to the fourth quarter of fiscal 2009. ASP is dependent on a number of factors, including projected future sales volumes, device mix, new device introductions for the Company’s enterprise, prosumer and consumer offerings as well as pricing by competitors in the industry.
The Company estimates that a $10, or 2.7%, change in overall ASP would result in a quarterly revenue change of approximately $78 million, based upon the Company’s volume of devices shipped in the fourth quarter of fiscal 2009.
Service revenue increased by $161.5 million, or 63.6%, to $415.2 million, or 12.0% of consolidated revenue in the fourth quarter of fiscal 2009 compared to $253.7 million, or 13.5% of consolidated revenue in the fourth quarter of fiscal 2008, reflecting the Company’s increase in BlackBerry subscriber accounts since the fourth quarter of fiscal 2008. Net BlackBerry subscriber account additions were approximately 3.9 million for the fourth quarter of fiscal 2009 compared to approximately 2.2 million for the comparable period last year.
Software revenue decreased $4.3 million, or 6.8%, to $58.8 million in the fourth quarter of fiscal 2009 from $63.1 million in the fourth quarter of fiscal 2008. The majority of the decrease was attributable to lower software revenues related to CALs and BES, partially offset by an increase in software maintenance revenues.
Other revenue increased by $63.1 million to $105.8 million in the fourth quarter of fiscal 2009 compared to $42.7 million in the fourth quarter of fiscal 2008. The majority of the increase was attributable to increases in non-warranty repair, gains realized from revenue hedging instruments and increase in sales of accessories.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Gross Margin
Consolidated gross margin increased by $415.4 million, or 42.9%, to $1.38 billion, or 40.0% of revenue, in the fourth quarter of fiscal 2009, compared to $968.2 million, or 51.4% of revenue, in the same period of the previous fiscal year. The decrease of 11.4% in consolidated gross margin percentage was primarily due to a decrease in the blended device margins primarily driven by the introduction of certain new feature rich products that incorporate new technologies which were adopted at a faster rate than historically, lower than anticipated unit shipments of previous generation products and a higher percentage of device shipments which comprised 83.3% of the total revenue mix in the fourth quarter of fiscal 2009 compared to 80.9% in the same period of fiscal 2008. Gross margin percentage for devices is generally lower than the Company’s consolidated gross margin percentage. The decrease in gross margin percentage relating to devices was offset in part by improved service margins resulting from cost efficiencies in RIM’s network operations infrastructure as a result of the increase in BlackBerry subscriber accounts. The Company expects consolidated gross margins to be approximately 43-44% in the first quarter of fiscal 2010, based on the Company’s current expectation for product mix, device ASP, current product costs and foreign exchange. Based on the Company’s current view and the potential for variation due to these factors, the Company expects consolidated gross margin percentage for fiscal year 2010 to be in the low forties.
Research and Development, Selling, Marketing and Administration, and Amortization Expense
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the quarter ended February 28, 2009 compared to the quarter ended November 29, 2008 and the quarter ended March 1, 2008. The Company believes it is meaningful to provide a comparison between the fourth quarter of fiscal 2009 and the third quarter of fiscal 2009 given the quarterly increases in revenue realized by the Company during fiscal 2009.

	Three Month Fiscal Periods Ended
	(in thousands)
	February 28, 2009		November 29, 2008		March 1, 2008

		% of		% of		% of
		Revenue		Revenue		Revenue

Revenue	$3,463,193		$2,782,098		$1,882,705

Research and development	$182,535	5.3%	$193,044	6.9%	$104,573	5.6%
Selling, marketing and administration	406,493	11.7%	382,968	13.8%	267,881	14.2%
Amortization	61,595	1.8%	53,023	1.9%	31,314	1.7%

	$650,623	18.8%	$629,035	22.6%	$403,768	21.4%

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Total research and development, selling, marketing and administration, and amortization expenses for the fourth quarter as a percentage of revenue decreased by 3.8% to 18.8% of revenues when compared to the third quarter of fiscal 2009.
Research and Development
Research and development expenditures increased by $77.9 million to $182.5 million, or 5.3% of revenue, in the fourth quarter of fiscal 2009, compared to $104.6 million, or 5.6% of revenue, in the fourth quarter of fiscal 2008. The majority of the increases during the fourth quarter of fiscal 2009 compared to the fourth quarter of fiscal 2008 were attributable to salaries and benefits due to an increase in the average headcount associated with research and development activities, new product development costs and office and related staffing infrastructure costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses increased by $138.6 million to $406.5 million for the fourth quarter of fiscal 2009 compared to $267.9 million for the comparable period in fiscal 2008. As a percentage of revenue, selling, marketing and administration expenses decreased to 11.7% in the fourth quarter of fiscal 2009 compared to 14.2% in the fourth quarter of fiscal 2008. The net increase was primarily attributable to increased expenditures for marketing, advertising and promotion expenses including additional programs to support new product launches, salary and benefits expenses primarily as a result of increased personnel and office and related staffing infrastructure costs.
Amortization
The table below presents a comparison of amortization expense relating to capital assets and intangible assets for the quarter ended February 28, 2009 compared to the quarter ended March 1, 2008.

	(in thousands)
	Included in Amortization			Included in Cost of sales
	Three Month Fiscal Period Ended
	February 28, 2009	March 1, 2008	Change	February 28, 2009	March 1, 2008	Change

Capital assets	$36,662	$24,662	$12,000	$28,347	$12,824	$15,523
Intangible assets	24,933	6,652	18,281	26,183	6,374	19,809

Total	$61,595	$31,314	$30,281	$54,530	$19,198	$35,332

Amortization expense relating to certain capital and certain intangible assets licenses increased by $30.3 million to $61.6 million for the fourth quarter of fiscal 2009 compared to $31.3 million for the comparable period in fiscal 2008. The increased amortization expense primarily reflects the impact of certain capital and intangible asset expenditures incurred over the last four quarters.
Total amortization expense with respect to intangible assets was $51.1 million in the fourth quarter of fiscal 2009 compared to $13.0 million in the fourth quarter of fiscal 2008. Refer to Notes 6 and 7 to the Consolidated Financial Statements.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Cost of sales
Amortization expense with respect to capital assets employed in the Company’s manufacturing operations and BlackBerry service operations increased to $28.3 million in the fourth quarter of fiscal 2009 compared to $12.8 million in the fourth quarter of fiscal 2008 and is charged to cost of sales in the Consolidated Statements of Operations. The increased amortization expense in the fourth quarter of fiscal 2009 primarily reflects the impact of amortization expense with respect to these capital asset expenditures incurred over the last four quarters.
The amount of intangible assets amortization charged to cost of sales and was $26.2 million in the fourth quarter of fiscal 2009 compared to $6.4 million in the fourth quarter of fiscal 2008.
Investment Income
Investment income decreased by $9.5 million to $10.6 million in the fourth quarter of fiscal 2009 from $20.1 million in the fourth quarter of fiscal 2008. The decrease primarily reflects a decrease in yields due to lower interest rates when compared to the prior year. See “Liquidity and Capital Resources”.
Income Taxes
For the fourth quarter of fiscal 2009, the Company’s income tax expense was $225.3 million, resulting in an effective tax rate of 30.3% compared to income tax expense of $172.1 million and an effective tax rate of 29.4% for the same period last year. The Company’s effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates. The Company’s effective tax rate for the fourth quarter of fiscal 2009 was not significantly impacted by the continued variability in the value of the Canadian dollar relative to the U.S. dollar. The Company’s adjusted tax rate for the fourth quarter of fiscal 2009 was 30.8% which was approximately 1% higher than management’s estimate of 29%-30% for the quarter. The higher than expected adjusted tax rate was primarily a result of lower than expected ITCs. The lower effective tax rate in the fourth quarter of fiscal 2008 was primarily due to the favorable impact of the depreciation of the U.S. dollar relative to the Canadian dollar.
Net Income
Net income was $518.3 million in the fourth quarter of fiscal 2009, compared to net income of $412.5 million in the fourth quarter of fiscal 2008. Basic EPS was $0.92 and diluted EPS was $0.90 in the fourth quarter of fiscal 2009 compared to $0.73 basic EPS and $0.72 diluted EPS, in the fourth quarter of fiscal 2008.
The $105.8 million increase in net income in the fourth quarter of fiscal 2009 reflects primarily an increase in gross margin in the amount of $415.4 million, resulting primarily from the increased number of device shipments, which was offset in part by the decrease of consolidated gross margin percentage and by an increase of $269.8 million in the Company’s investments in research and development, selling, marketing and administration expenses and the Company’s provision for income taxes which, included the positive impact of $3.5 million due to the marginal increase of the Canadian dollar relative to the U.S. dollar in the quarter, see “Income Taxes”.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Adjusted net income was $514.8 million, adjusted basic EPS was $0.91 and adjusted diluted EPS was $0.90 in the fourth quarter of fiscal 2009. See “Non-GAAP Financial Measures”.
The weighted average number of shares outstanding was 566.1 million common shares for basic EPS and 572.8 million common shares for diluted EPS for the quarter ended February 28, 2009 compared to 561.8 million common shares for basic EPS and 573.9 million common shares for diluted EPS for the same period last year.
Selected Quarterly Financial Data
The following table sets forth RIM’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended February 28, 2009. The information in the table below has been derived from RIM’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the Consolidated Financial Statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the Consolidated Financial Statements of the Company. RIM’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	Fiscal Year 2009				Fiscal Year 2008

	Fourth	Third	Second	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

	(in thousands, except per share data)

Revenue	$3,463,193	$2,782,098	$2,577,330	$2,242,565	$1,882,705	$1,672,529	$1,372,250	$1,081,911
Gross margin	$1,383,578	$1,269,506	$1,306,857	$1,137,357	$968,222	$847,872	$704,417	$560,070

Research and development, Selling, marketing and administration, and Amortization	650,623	629,035	604,624	490,920	403,768	357,978	311,464	276,212
Investment income	(10,568)	(31,554)	(17,168)	(18,977)	(20,114)	(23,816)	(18,984)	(16,447)

Income before income taxes	743,523	672,025	719,401	665,414	584,568	513,710	411,937	300,305

Provision for income taxes(1)	225,264	275,729	223,855	182,899	172,067	143,249	124,252	77,085

Net income	$518,259	$396,296	$495,546	$482,515	$412,501	$370,461	$287,685	$223,220

Earnings per share(2)
Basic	$0.92	$0.70	$0.88	$0.86	$0.73	$0.66	$0.51	$0.40

Diluted	$0.90	$0.69	$0.86	$0.84	$0.72	$0.65	$0.50	$0.39

Research and development	$182,535	$193,044	$181,347	$127,776	$104,573	$92,150	$88,171	$74,934
Selling, marketing and administration	406,493	382,968	379,644	326,592	267,881	238,175	197,943	177,483
Amortization	61,595	53,023	43,633	36,552	31,314	27,653	25,350	23,795

	$650,623	$629,035	$604,624	$490,920	$403,768	$357,978	$311,464	$276,212

Notes:

(1)	Provision for income taxes includes the positive impact of fluctuations of the Canadian dollar relative to the U.S. dollar in the fourth quarter of fiscal 2009 of approximately $3.5 million and the negative impact in the third quarter of fiscal 2009 of approximately $103.2 million. See “Non-GAAP Financial Measures” below.

(2)	Basic and diluted earnings per share for fiscal year 2009 and fiscal 2008, as presented in the table above, reflect the 3-for-1 stock split implemented by way of a stock dividend that was paid in the second quarter of fiscal 2008.
Non-GAAP Financial Measures
The Company’s financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented. In this MD&A, the Company has presented the following “non-GAAP financial measures”: adjusted net income, adjusted basic earnings per share and adjusted diluted earnings per share. The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of income,

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. Adjusted net income, adjusted basic earnings per share and adjusted diluted earnings per share are non-GAAP financial measures that exclude the impact of exchange rate fluctuations between the Canadian dollar and the U.S. dollar on the Company’s tax rate. This section of the MD&A describes the Company’s use of such non-GAAP financial measures.
The Company reported an income tax provision for fiscal 2009 that was higher than previously forecasted, the incremental portion of which will be reversed in the first quarter of fiscal 2010. This annual provision reflects an effective tax rate that is significantly higher than the Company’s historical effective tax rate due to the significant depreciation of the Canadian dollar relative to the U.S. dollar and its effect on the Company’s U.S. dollar denominated assets and liabilities held by RIM’s Canadian operating companies that are subject to tax in Canadian dollars. The majority of this effect was experienced in the third quarter of fiscal 2009. As described in greater detail under “Income Taxes”, on March 12, 2009 changes to the Income Tax Act (Canada) that allow RIM to calculate its fiscal 2009 Canadian income tax expense based on the U.S. dollar (the Company’s functional currency) were enacted. See “Income Taxes”. Although the Company elected for Canadian income tax purposes to adopt these rules in the third quarter of fiscal 2009, the Company cannot recognize the related income tax reduction of electing to adopt these rules for U.S. GAAP financial reporting purposes until the quarter in which they are enacted, resulting in a higher provision for the fourth quarter of fiscal 2009. In the first quarter of fiscal 2010, the Company will record an incremental, one time net benefit of approximately $70 — $100 million to net income relating to the enactment of the rules. As result of the enactment of the rules, future volatility in the Company’s effective tax rate should be reduced. Since the incremental tax expense in fiscal 2009 will be reversed and additional net benefits from adoption will be realized because the rules were enacted, the Company believes presenting non-GAAP financial measures that exclude the impact of exchange rate fluctuations between the Canadian dollar and the U.S. dollar enables the Company, and its shareholders, to better assess the Company’s operating performance relative to its financial results in prior periods and improves the comparability of the information presented.
The Company’s income tax provision for the fourth quarter of fiscal 2009 was not significantly impacted by changes in the Canadian dollar as outlined in the table below.
Investors are cautioned that adjusted net income and adjusted earnings per share do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other issuers. These non-GAAP financial measures should be considered in the context of the Company’s U.S. GAAP results.
The following table provides a reconciliation of net income to adjusted net income, basic earnings per share to adjusted basic earnings per share and diluted earnings per share to adjusted diluted earnings per share.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	(in thousands, except per share amounts)
	Three months ended	Fiscal year ended
	February 28, 2009	February 28, 2009

Net income	$518,259	$1,892,616
Impact using functional currency (U.S. dollar) to determine Canadian income taxes (1)	(3,500)	99,700

Adjusted net income (1)	514,759	1,992,316

Basic earnings per share	0.92	3.35
Diluted earnings per share	0.90	3.30

Adjusted basic earnings per share (1)	0.91	3.53
Adjusted diluted earnings per share (1)	0.90	3.47

(1)	These are non-GAAP amounts or non-GAAP financial measures
Financial Condition
Liquidity and Capital Resources
Cash and cash equivalents, short-term investments and long-term investments decreased by $105.1 million to $2.24 billion as at February 28, 2009 from $2.34 billion as at March 1, 2008. The majority of the Company’s cash and cash equivalents, short-term investments and long-term investments are denominated in U.S. dollars as at February 28, 2009.
A comparative summary of cash and cash equivalents, short-term investments and long-term investments is set out below.

	As at
	(in thousands)
			Change - Fiscal
	February 28, 2009	March 1, 2008	2009/2008

Cash and cash equivalents	$835,546	$1,184,398	$(348,852)
Short-term investments	682,666	420,709	261,957
Long-term investments	720,635	738,889	(18,254)

Cash and cash equivalents, short-term investments and long-term investments	$2,238,847	$2,343,996	$(105,149)

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Fiscal year ended February 28, 2009 compared to the fiscal year ended March 1, 2008
Operating Activities
Cash flow provided by operating activities was $1.45 billion in fiscal 2009 compared to cash flow provided by operating activities of $1.58 billion in the preceding fiscal year, representing a decrease of $124.9 million. The table below summarizes the key components of this net decrease.

	Fiscal Year Ended
	(in thousands)
			Change-Fiscal
	February 28, 2009	March 1, 2008	2009/2008

Net income	$1,892,616	$1,293,867	$598,749

Amortization	327,896	177,366	150,530
Deferred income taxes	(36,623)	(67,244)	30,621
Income taxes payable	(6,897)	4,973	(11,870)
Stock-based compensation	38,100	33,700	4,400
Other	5,867	3,303	2,564
Net changes in working capital	(769,114)	130,794	(899,908)

Cash provided from operating activities	$1,451,845	$1,576,759	$(124,914)

The increase in working capital in fiscal 2009 was primarily due to increases in trade receivables and inventory, partially offset by an increase in accrued liabilities. The decrease in working capital in fiscal 2008 was primarily due to increases in income taxes payable and accrued liabilities, partially offset by increases in trade receivables and inventory.
Financing Activities
Cash flow provided by financing activities was $25.4 million for fiscal 2009 and was primarily provided by the proceeds from the exercise of stock options and tax benefits from the exercise of stock options, offset in part by repayment of the long-term debt. The cash flow provided by financing activities in fiscal 2008 in the amount of $80.4 million was primarily attributable to proceeds from the exercise of stock options in the amount of $62.9 million, as well as the voluntary payments of CAD $7.5 million each made by the Company’s Co-Chief Executive Officers. See “Restatement of Previously Issued Financial Statements – Review Costs”.
Investing Activities
During the fiscal year ended February 28, 2009, cash flow used in investing activities was $1.82 billion and included capital asset additions of $833.5 million, intangible asset additions of $687.9 million, business acquisitions of $48.4 million as well as transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions in the amount of $253.7 million. For the same period of the prior fiscal year, cash flow used in investing activities was $1.15 billion and included capital asset additions of $351.9 million, intangible asset additions of $374.1 million, as well as transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisition, amounting to $421.7 million. The increase in capital asset spending was primarily due to increased investment in land and building purchases, renovations to existing facilities, expansion and enhancement of the BlackBerry infrastructure and computer equipment purchases. The increase in intangible asset spending was primarily associated with agreements with third parties totalling $353 million for the use of intellectual property, software, messaging services and other BlackBerry-related features and several

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
agreements to acquire portfolios of patents relating to wireless communication technologies totalling $279 million. All acquired patents were recorded as Intangible assets and are being amortized over their estimated useful lives.
Auction Rate Securities
Auction rate securities are debt instruments with long-term nominal maturity dates for which the interest rates are reset through a dutch auction process, typically every 7, 28 or 35 days. Interest is paid at the end of each auction period, and the auction normally serves as the mechanism for securities holders to sell their existing positions to interested buyers. As at February 28, 2009, the Company held $40.5 million in face value of investment grade auction rate securities which are experiencing failed auctions as a result of more sell orders than buy orders, and these auctions have not yet returned to normal operations. The interest rate for these securities has been set at the maximum rate specified in the program documents and interest continues to be paid every 28 days as scheduled. As a result of the lack of continuing liquidity in these securities, the Company has adjusted the reported value to reflect an unrealized loss of $7.7 million, which the Company considers temporary and is reflected in other comprehensive income. In valuing these securities, the Company used a multi-year investment horizon and considered the underlying risk of the securities and the current market interest rate environment. The Company has the ability and intent to hold these securities until such time that market liquidity returns to normal levels, and does not consider the principal or interest amounts on these securities to be materially at risk at this time. As there is uncertainty as to when market liquidity for auction rate securities will return to normal, the Company has classified the failing auction rate securities as long-term investments on the balance sheet. As at February 28, 2009, the Company does not consider these investments to be other-than-temporarily impaired.
Structured Investment Vehicle
A Structured Investment Vehicle (“SIV”) is a fund that seeks to generate investment returns by purchasing high grade long-term fixed income instruments and funding those purchases by issuing short-term debt instruments. Beginning in late 2007, widespread illiquidity in the market has prevented many SIVs from accessing necessary funding for ongoing operations.
In determining the value for these securities, the Company has considered available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s intent and ability to hold the debt securities.
The SIV holdings have been placed with an enforcement manager to be restructured or sold at the election of each senior note holder. The Company has elected to participate in the restructuring of the securities. The Company believes that the anticipated restructuring will likely result in extended maturities and/or a pro-rata distribution of proceeds from the income and principal payments on the assets underlying the securities. During fiscal 2009, the Company received a total of $4.5 million in principal and interest payments from the SIV. As at February 28, 2009, the Company held $22.5 million face value of SIV securities that were negatively impacted by changes in market conditions.
During fiscal 2009, the Company did not record any other-than-temporary impairment charges associated with these investments. In fiscal 2008, the Company recorded an other-than-temporary impairment charge of

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
$3.8 million on these investment securities. Given the uncertainty of the restructuring at this time, the Company cannot determine the potential impact that a restructuring will have on the value of these securities and has classified these securities as long-term investments. The Company may recognize additional impairment charges on these securities if the restructuring is unsuccessful or there is an other-than temporary deterioration in the value of the underlying assets.
Other
Since March 1, 2005, the Company has maintained an investment account with Lehman Brothers International (Europe) (“LBIE”).  As of September 30, 2008, the date of the last account statement received by the Company, the Company held in the account $81.1 million in combined cash and aggregate principal amount of fixed-income securities issued by third parties unrelated to LBIE or any other affiliate of Lehman Brothers Holdings Inc (“LBHI”). The face value, including accrued interest, as at February 28, 2009 is $84.5 million. Due to the insolvency proceedings instituted by LBHI and its affiliates, including LBIE, commencing on September 15, 2008, the Company’s regular access to information regarding the account has been disrupted.  Following the appointment of the Administrators to LBIE the Company has asserted a trust claim in specie over the assets held for it by LBIE for the return of those assets in accordance with the insolvency procedure in the United Kingdom. The Company will take all actions it deems appropriate to defend its rights to these holdings and as a result, no impairment has been recognized against these holdings in fiscal 2009.
Aggregate Contractual Obligations
The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at February 28, 2009:

	(in thousands)
			One to
		Less than	Three	Four to	Greater than
	Total	One Year	Years	Five Years	Five Years

Operating lease obligations	$183,380	$25,244	$66,468	$36,547	$55,121
Purchase obligations and commitments	4,228,407	4,228,407	—	—	—

Total	$4,411,787	$4,253,651	$66,468	$36,547	$55,121

Purchase obligations and commitments amounted to approximately $4.23 billion as of February 28, 2009, with purchase orders with contract manufacturers representing approximately $3.48 billion of the total. The Company also has commitments on account of capital expenditures of approximately $128.4 million included in this total, primarily for manufacturing, facilities and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. The timing of payments and actual amounts paid may be different depending upon the time of receipt of goods and services, changes to agreed-upon amounts for some obligations or payment terms.
On February 10, 2009, the Company entered into an agreement with Certicom Corp. (“Certicom”) to acquire all of the issued and outstanding common shares of Certicom by way of statutory plan of arrangement at a price of CAD $3.00 for each common share of Certicom or approximately CAD $131 million (approximately

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
$102 million). The transaction closed on March 23, 2009. The Certicom shares purchased under the offer were funded with the Company’s cash on hand.
The Company has obligations payable in the first quarter of fiscal 2010 of approximately $290 million for the payment of income taxes related to fiscal 2009. The Company paid approximately $475 million in the first quarter of fiscal 2009 in respect of income taxes related to fiscal 2008. The amounts have been included as Current liabilities in Income taxes payable as of February 28, 2009 and March 1, 2008 respectively, and the Company intends to fund its fiscal 2009 tax obligations from existing financial resources and cash flows.
The Company has not paid any cash dividends in the last three fiscal years.
Cash and cash equivalents, short-term investments and long-term investments were $2.24 billion as at February 28, 2009. The Company believes its financial resources, together with expected future earnings, are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations.
The Company has a $100 million Demand Credit Facility (the “Facility”) to support and secure operating and financing requirements. As at February 28, 2009, the Company has utilized $6.5 million of the Facility for outstanding Letters of Credit and $93.5 million of the Facility is unused. The Company has pledged specific investments as security for this Facility.
The Company has an additional $2.0 million Demand Credit Facility (the “Additional Facility”). The Additional Facility is used to support and secure other operating and financing requirements. As at February 28, 2009, the Company has utilized $1.1 million of the Additional Facility for outstanding letters of credit and $0.9 million of the Additional Facility is unused.
The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Exchange Act and under applicable Canadian securities laws.
Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in fiscal 2009 are transacted in U.S. dollars. Portions of the revenues are denominated in British Pounds, Canadian dollars and Euros. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries and income taxes, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. See “Income Taxes” and “Non-GAAP Financial Measures”. At February 28, 2009, approximately 36% of cash and cash equivalents, 26% of trade receivables and 4% of accounts payable are denominated in foreign currencies (March 1, 2008 — 13%, 35% and 15%, respectively). These foreign currencies primarily include the British Pound, Canadian dollar, and Euro. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the British Pound, Canadian dollar and Euro.
The Company has entered into forward contracts to hedge exposures relating to foreign currency anticipated transactions and these contracts have been designated as cash flow hedges. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is recognized in earnings. The cash flow hedges were fully effective at February 28, 2009. As at February 28, 2009, the net unrealized loss on these forward contracts was approximately $2.7 million (March 1, 2008 — net unrealized gain of $35.0 million). Unrealized gains associated with these contracts were recorded in Other current assets and Accumulated other comprehensive income. Unrealized losses were recorded in Accrued liabilities and Accumulated other comprehensive income.
The Company has entered into forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. For contracts that are not subject to hedge accounting, gains and losses on the hedge instruments are recognized in earnings each period, generally offsetting the change in the U.S. dollar value of the hedged asset or liability. As at February 28, 2009, a net unrealized gain of $16.0 million was recorded in respect of this amount (March 1, 2008 — net unrealized loss of $6.9 million). Unrealized gains associated with these contracts were recorded in Other current assets and Selling, marketing and administration. Unrealized losses were recorded in Accrued liabilities and Selling, marketing and administration.
Interest Rate
Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.
Credit and Customer Concentration
The Company has historically been dependent on an increasing number of significant telecommunication carriers and on larger more complex contracts with respect to sales of the majority of its products and services. The Company is experiencing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends, and economic circumstances. The Company also places insurance coverage for a portion of its foreign trade receivables. The allowance as at February 28, 2009 is $2.1 million (March 1, 2008 — $2.0 million). While the Company sells to a variety of customers, one customer comprised 29% of trade receivables as at February 28, 2009 (March 1, 2008 — three customers comprised 19%, 14% and 10%). Additionally, three customers comprised 23%, 14% and 10% of the Company’s fiscal 2009 annual sales (fiscal 2008 annual sales — three customers comprised 21%, 15% and 12%).

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at February 28, 2009, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 60% (March 1, 2008 — 40%).
The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at February 28, 2009, no single issuer represented more than 12% of the total cash, cash equivalents and investments (March 1, 2008 — no single issuer represented more than 9% of the total cash, cash equivalents and investments).
Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. As of February 28, 2009, the Company did not record an other-than-temporary impairment charge. See “Liquidity and Capital Resources — Structured Investment Vehicle”.
Disclosure Controls and Procedures and Internal Controls
Disclosure Controls and Procedures
As of February 28, 2009, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Co-Chief Executive Officers and its Chief Accounting Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the United States Securities and Exchange Act of 1934 (the “Exchange Act”). Based on that evaluation, the Co-Chief Executive Officers and the Chief Accounting Officer have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13(a)-15(f) and 15(d)-15(f) under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:
• pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
• provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisitions, use or dispositions of the Company’s assets that could have a material affect on the Company’s financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of February 28, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of February 28, 2009, the Company’s internal control over financial reporting was effective.
The Company’s independent auditors have issued an audit report on the Company’s internal control over financial reporting. This report is included with the Consolidated Financial Statements.
Changes in Internal Control Over Financial Reporting
During the fiscal year ended February 28, 2009, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.